
06012635

ELEMENTIS

April 7, 2006

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH, D.C.
185
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Elementis plc; SEC File No. 82-34751

Dear Sir or Madam:

Elementis plc (the "Company"), a company organized under the laws of England, hereby furnishes to the United States Securities and Exchange Commission (the "SEC") information that, since the Company's last submission, it made or was required to make public pursuant to the laws of England, distributed or was required to distribute to the holders of its securities, or filed or was required to file with the London Stock Exchange and which was made public by the London Stock Exchange. This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please let me know if you have any questions or concerns (tel: 609-443-2317; fax: 609-443-2117).

Kindly acknowledge receipt of this letter by date-stamping and returning the enclosed copy of this letter in the stamped, pre-addressed envelope provided.

Very truly yours,

Walker (wa)

Walker Allen

Enclosures

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

Elementis Worldwide Inc.

PO Box 700
329 Wyckoffs Mill Road
Hightstown, New Jersey
08520 USA

Elementis plc

Documents Furnished Under Cover of Letter Dated April 7, 2006

Number	Document Description	Document Number	Date of Document
1.	Companies House Notice – Return of Allotment of Shares	88(2)	April 6, 2006
2.	Companies House Notice – Return of Allotment of Shares	88(2)	April 5, 2006
3.	Regulatory News Service Notice (LSE)	8431A	April 3, 2006

SEC File No. 82-34751


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06 04 2006	

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	ORDINARY
Number allotted	43,165	53,957	82,195
Nominal value of each share	5 PENCE	5 PENCE	5 PENCE
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): PERSHING SECURITIES LIMITED Address: ONE CLOVE CRESCENT LONDON CREST ID: 601 DESIGNATION: HGCF UK Postcode E14 2BH	Class of shares allotted ORDINARY ORDINARY ORDINARY	Number allotted 43,165 53,957 82,195
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6-4-06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange


Companies House
for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	28,362		
Nominal value of each share	5 PENCE		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): PERSHING SECURITIES LIMITED Address: ONE CLOVE CRESCENT LONDON CREST ID : 601 DESIGNATION: HGCF UK Postcode E14 2BH	Class of shares allotted: ORDINARY	Number allotted: 28,362
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/4/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

ELEMENTIS PLC, 10 ALBEMARLE STREET, LONDON W1S 4BL

Tel 0207 408 9313

DX number DX exchange

SEC File No. 82-34751

RNS Number:8431A
Elementis PLC
03 April 2006

Elementis plc ('the Company')

The Company announces that it was notified on 03 April 2006 under Section 198 of the Companies Act 1985 that as at 03 April 2006 Silchester International Investors Limited was interested in 40,516,853 Ordinary Shares of 5p each in the Company. These holdings represent 9.26% of the issued Ordinary Share capital of the Company as at 03 April 2006.

Jennifer Murphy

Company Secretary

03 April 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLIIFSASAIVIIR